EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid first quarter 2025 results
Expect to place approximately $8.5 billion of projects into service in 2025, tracking to roughly 15 per cent under budget
Announced $2.4 billion of new natural gas and nuclear power generation growth projects

CALGARY, Alberta – May 1, 2025 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its first quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, "As natural gas and electricity are forecasted to drive the majority of growth in final energy consumption through 2035, we are pleased to announce two new growth projects that represent strategic investments in North America’s energy future. We have approved the Northwoods project on our ANR system, designed to serve electric generation demand in the U.S. Midwest, including data centres and overall economic growth." Poirier continued, "Demonstrating our commitment to delivering long-lived value through investment in high-quality, emission-less nuclear power generation, we have also sanctioned Unit 5 at Bruce Power for its Major Component Replacement. Backed by long-term contracts with credible counterparties and attractive build multiples1, these projects collectively highlight our disciplined strategy and our ability to capture high-value, low-risk opportunities across our portfolio.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2025 financial results from continuing operations2:
◦Comparable earnings3 of $1.0 billion or $0.95 per common share compared to $1.1 billion or $1.02 per common share in first quarter 2024
◦Net income attributable to common shares of $1.0 billion or $0.94 per common share compared to $1.0 billion or $0.95 per common share in first quarter 2024
◦Comparable EBITDA2 of $2.7 billion, similar to first quarter 2024
◦Segmented earnings of $2.0 billion compared to $1.9 billion in first quarter 2024
•Reaffirming 2025 outlook:
◦Comparable EBITDA is expected to be $10.7 to $10.9 billion4
◦Comparable earnings per common share (EPS) outlook remains consistent with our 2024 Annual Report, and is expected to be lower than 2024
◦Capital expenditures are anticipated to be $6.1 to $6.6 billion on a gross basis, or $5.5 to $6.0 billion of net capital expenditures5
•Declared a quarterly dividend of $0.85 per common share for the quarter ending June 30, 2025.
1 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
3 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
4 Based on USD/CAD foreign exchange rate of 1.35.
5 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 27.6 Bcf/d, up eight per cent compared to first quarter 2024
◦Total NGTL System deliveries set a new record of 17.8 Bcf on February 18, 2025
◦Canadian Mainline receipts averaged 5.0 Bcf/d, an increase of 14 per cent compared to first quarter 2024
•U.S. Natural Gas Pipelines daily average flows were 31.0 Bcf/d, up five per cent compared to first quarter 2024
◦GTN set a new all-time record of 3.2 Bcf on February 19, 2025
◦Deliveries to LNG facilities averaged 3.5 Bcf/d, up five per cent compared to first quarter 2024
•Mexico Natural Gas Pipelines flows averaged 3.1 Bcf/d, six per cent higher than first quarter 2024
◦Set a daily flow record of 4.1 Bcf on March 31, 2025
•Bruce Power achieved 87 per cent availability in first quarter 2025, reflecting a planned outage on Unit 5
•Cogeneration power plant fleet achieved 98.6 per cent availability in first quarter 2025, attributed to fewer forced outages and spring outages completed successfully ahead of plan.
Project Highlights
•The Southeast Gateway pipeline is ready for service. CFE has agreed to our contracted rate and accepted all requirements for in-service. Approval of our regulated rates from the Comisión Nacional de Energía (CNE) is expected by the end of May, at which time we anticipate the in-service of the Southeast Gateway pipeline. While 100 per cent of our capacity is contracted with the CFE and we have no requests for interruptible service, approval of the regulated rate by the CNE is normal course prior to commencing service. The 1.3 Bcf/d, 715-kilometre natural gas pipeline was constructed approximately 13 per cent under the original cost estimate in less than three years from the project’s final         investment decision
•Approved the Northwoods project, an expansion project on our ANR system designed to provide 0.4 Bcf/d of capacity to serve natural gas-fired electric generation demand in the U.S. Midwest, including data centres and overall economic growth. The project has an anticipated in-service date of late 2029 with an estimated cost of approximately US$0.9 billion, and expects to deliver a compelling build multiple in the range of five to seven times
•Received approval of the Unit 5 Major Component Replacement (MCR) final cost and schedule estimate from the Ontario Independent Electricity System Operator (IESO) on April 2, 2025. The $1.1 billion Unit 5 MCR is expected to commence in fourth quarter 2026 with a return to service in early 2030
•ANR and GLGT each filed Section 4 Rate Cases with FERC requesting an increase to their respective maximum transportation rates expected to become effective November 1, 2025, subject to refund. We will pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement.

	three months ended March 31
(millions of $, except per share amounts)	2025		2024[1]

Income
Net income (loss) attributable to common shares from continuing operations	978		988
per common share – basic	$0.94		$0.95

Segmented earnings (losses)
Canadian Natural Gas Pipelines	516		501
U.S. Natural Gas Pipelines	1,109		1,043
Mexico Natural Gas Pipelines	211		212
Power and Energy Solutions	135		252
Corporate	(5)		(61)
Total segmented earnings (losses)	1,966		1,947

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	890		846
U.S. Natural Gas Pipelines	1,367		1,306
Mexico Natural Gas Pipelines	233		214
Power and Energy Solutions	224		320
Corporate	(5)		(16)
Comparable EBITDA from continuing operations	2,709		2,670
Depreciation and amortization	(678)		(635)
Interest expense included in comparable earnings	(840)		(780)
Allowance for funds used during construction	248		157
Foreign exchange gains (losses), net included in comparable earnings	(10)		43
Interest income and other	51		75
Income tax (expense) recovery included in comparable earnings	(292)		(281)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(177)		(171)
Preferred share dividends	(28)		(23)
Comparable earnings from continuing operations	983		1,055
Comparable earnings per common share from continuing operations	$0.95		$1.02

	three months ended March 31
(millions of $, except per share amounts)	2025		2024

Cash flows[2]
Net cash provided by operations[3]	1,359		2,042
Comparable funds generated from operations[3,4]	1,949		2,436
Capital spending[5]	1,809		1,897
Disposition of equity interest, net of transaction costs[6]	—		(38)

Dividends declared
per common share	$0.85	[7]	$0.96

Basic common shares outstanding (millions)
– weighted average for the period	1,039		1,037
– issued and outstanding at end of period	1,040		1,037
1Results reflect continuing operations.
2Includes continuing and discontinued operations.
3Represents three months of Liquids Pipelines earnings in first quarter 2024 compared to Liquids Pipelines earnings of nil for the three months ended March 31, 2025. Refer to the Discontinued operations section and the 2024 Annual Report for additional information.
4Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
5Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information of our Condensed consolidated financial statements for additional information.
6Included in the Financing activities section of the Condensed consolidated statement of cash flows.
7Reflects TC Energy's proportionate allocation following the spinoff Transaction.

CEO Message
Throughout the first three months of 2025, TC Energy showcased the strength of our business and our position as an industry leading natural gas and power and energy solutions company. While evolving macroeconomic conditions continue to contribute to market uncertainty, we have reaffirmed our 2025 outlook based on our highly contracted, low-risk business with 97 per cent of our comparable EBITDA underpinned by rate-regulation and/or long-term take-or-pay contracts. We delivered strong operational and financial results, achieving approximately one per cent growth in both comparable EBITDA and segmented earnings compared to first quarter 2024, despite removing a second unit from service at Bruce Power for its MCR. These results continue to demonstrate the overall resiliency of our business. We remain focused on maximizing the value of our assets through safety and operational excellence, executing our selective portfolio of growth projects and ensuring financial strength and agility as we deliver solid growth, low risk and repeatable performance for our shareholders.
The Southeast Gateway pipeline is now ready for service, representing a significant milestone in project execution. The 1.3 Bcf/d, 715-kilometre natural gas pipeline was constructed approximately 13 per cent under the original cost estimate in less than three years from the project’s final investment decision. Our partner and customer, CFE, has agreed to our contracted rate and accepted all requirements for in-service. We are jointly working with the CNE and the Secretary of Energy to obtain the approval of the regulatory rates, required for interruptible service. While 100 per cent of our capacity is contracted with the CFE and we have no requests for interruptible service, approval of the regulated rate by the CNE is normal course and required by Mexican regulation prior to commencing service. We expect to receive CNE approval by the end of May, at which time we anticipate the in-service of the Southeast Gateway pipeline. Southeast Gateway in-service will represent an important inflection point for TC Energy, contributing significant long-term contracted cash flow to our overall growth profile. The Government of Mexico has announced plans to bring approximately 29 gigawatts of new installed capacity online by 2030, including approximately 8.5 gigawatts of capacity from new natural gas plants1. The Southeast Gateway project is a critical component of this plan, strategically positioned to support operations of 10 of 14 planned natural gas power plants that support the country's transition to lower-emitting, more reliable sources of energy while driving economic growth and energy security.
As natural gas and electricity are forecasted to drive the majority of growth in final energy consumption through 2035, TC Energy's portfolio of natural gas and power assets are presented with attractive in-corridor opportunities with visibility through the end of the decade. Reflecting this opportunity, we have sanctioned the Northwoods project on our ANR system in the range of a five to seven times build multiple. Under a 20 year, take-or-pay contract, the estimated US$0.9 billion project is designed to serve natural gas-fired electric generation demand in the U.S. Midwest, including data centres and overall economic growth. The estimated in-service date of the 0.4 Bcf/d capacity project is late 2029. The Northwoods project exemplifies our strategic focus on executing high value, in-corridor, low-risk projects at attractive build multiples, underpinned by long-term take-or-pay contracts with creditworthy counterparties, allowing us to continue to deliver solid growth, low risk and repeatable performance.
Looking forward, led by a three-fold increase in LNG exports, strong growth in power generation driven by coal-to-gas conversions and data centre demand, we expect our assets will play a pivotal role in the delivery of reliable, affordable and sustainable energy. Our origination pipeline remains one of the most robust we have seen in decades, with several projects in advanced stages of development, largely related to coal-to-gas conversions and data centre demand growth. Over the past six months, we have sanctioned approximately $4 billion of new capital projects and believe we have line of sight to an increased cadence of project announcements in the second half of 2025 and into 2026. While we anticipate the majority of incremental capital would be weighted toward the end of the decade, we have added capital expenditures in 2025 and 2026 that further enhances our comparable EBITDA growth profile in 2027 and beyond, while ensuring the safety and reliability of our systems. These investments directly support service provided to our customers and their requests for capacity additions. Consistent with our disciplined approach to capital allocation, we expect projects to align with our target of five to seven times build multiples and underpinned by long-term contracts with strong counterparties.
1 Source: Government of Mexico, CFE fourth quarter 2024 investor presentation

As electricity demand in Ontario is anticipated to grow 75 per cent by 20501, Bruce Power continues play a critical role. On April 2, 2025, we received approval of the Unit 5 MCR final cost and schedule estimate from the Ontario IESO. The $1.1 billion Unit 5 MCR is expected to commence in fourth quarter 2026 with a return to service in early 2030. As we progress the refurbishment program at Bruce Power, the team remains focused on achieving the highest level of reliability, availability and safety performance at the site. On January 31, 2025, Unit 4 was removed from service to commence its MCR program, with a return to service expected in 2028. Unit 3 MCR and Unit 4 MCR continue to advance on plan for both cost and schedule. The average 2025 plant availability percentage, excluding the Unit 3 and Unit 4 MCR programs, is expected to be in the low-90 per cent range, and reflects planned maintenance on Unit 2 anticipated in the third quarter of 2025. The MCR program provides TC Energy with line of sight to meaningful growth capital at attractive returns through the end of the decade, backed by a long-term contract to 2064 with the Ontario IESO.
We continue to expect approximately $8.5 billion of projects to be placed into service in 2025, which includes the Southeast Gateway pipeline project. Our focus on project execution is a cornerstone of our strategic priorities. For the remaining projects anticipated to be placed in service in 2025, we are tracking to schedule and below initial cost estimates. High-grading projects remains a priority to optimize returns to maximize value. We will continue to sanction projects with a compelling risk/return profile to fill our $6.0 billion annual net capital expenditure limit and extend the duration of our project backlog, ensuring visibility to growth opportunities through 2030. Through this, we can continue to organically grow comparable EBITDA to support our three to five per cent dividend growth target and further reduce leverage over time.
TC Energy’s Board of Directors approved a quarterly common share dividend of $0.85 per common share for the quarter ending June 30, 2025, equivalent to $3.40 per common share on an annualized basis.

1 Source: Ontario Independent Electricity System Operator (IESO)

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, May 1, 2025 at 6:30 a.m. (MDT) / 8:30 a.m. (EDT) to discuss our     first quarter 2025 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S.) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13942. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 8, 2025. Please call 1-855-669-9658 (Canada/U.S.) or 1-412-317-0088 (International toll) and enter passcode 6585702.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Out extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to home and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low-risk investments in power generation.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to Southeast Gateway, including receipt of CNE approval, in-service date, cash flows and other impacts, expectations related to Northwoods project, including expected in-service dates and related expected capital expenditures, expected comparable EBITDA and comparable earnings in total and per common share and the sources thereof, expectations with respect to Bruce Power, including the MCR program and associated cost and schedule estimates, expectations with respect to the approximate value of projects to be placed in-service in 2025, expectations with respect to identified FERC rate cases, including timelines, processes and outcomes, expectations with respect to our strategic priorities, and the execution thereof, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expected cost and schedules for planned projects, including projects under construction and in development and the associated capital expenditures, expectations about energy demand levels and drivers thereof, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver solid growth, low risk and repeatable performance, our expected net capital expenditures, including timing, and expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2024 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment and the discontinued operations section for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section and the discontinued operations section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

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